Exhibit 2.2

TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (this “Agreement”), effective as of the Closing Date (as defined in the Asset Purchase Agreement) (the “Effective Date”), is entered into by and between Medsphere Systems Corporation, a Delaware corporation (“Seller”), and CareCloud Holdings, Inc, a Delaware corporation (“Buyer”).

RECITALS

WHEREAS, Seller and Buyer are parties to that certain Asset Purchase Agreement, dated August 22, 2025 (the “Purchase Agreement”), pursuant to which Buyer has agreed, inter alia, to purchase from Seller substantially all of Seller’s assets used in the Business (as defined in the Purchase Agreement) and to extend offers of employment to a substantial number of Seller’s employees (as specified in the Purchase Agreement). Capitalized terms used but not defined in this Agreement have the meanings given in the Purchase Agreement;

WHEREAS, the Purchase Agreement requires, pursuant to Section 3.02 thereof, that Seller deliver at Closing a Transition Services Agreement in form and substance satisfactory to Buyer;

WHEREAS, in connection with the transactions contemplated by the Purchase Agreement, Buyer requires certain transition services to ensure an orderly migration and continuous operation of the Business after Closing, and Seller has agreed to provide such services on the terms set forth herein; and

WHEREAS, Buyer and Seller wish to clarify the parties’ relationship during the term of this Agreement (the “Term”); to provide a list of the reasonably requested services (the “Services”) to be provided by Seller, including any ongoing amendment thereof; to establish mechanisms for Seller to utilize its employees, vendors, subcontractors or other third parties in providing the Services subject to Buyer’s approval; to establish a structure for Buyer’s ongoing utilization of Services in the Buyer’s sole and ultimate discretion, and for delegation, information exchange and decision-making respecting Seller’s performance of all such Services during the Term; to provide a process for payment and reimbursement by Buyer for agreed upon Services, employee, and third-party costs, expenses and outlays (through an agreed methodology payments and reconciliations, as set forth hereinbelow); and allocating liabilities and indemnities, as between the parties, with respect to this Agreement, the performance of all Services, and all matters pertaining thereto.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	APPOINTMENT

1.1	Performance of Services. With effect from and after the Effective Date, and for the Term, Buyer requests Seller to perform, and Seller agrees to perform, the Services, on the terms and conditions set forth herein.

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1.2	Information. During the Term, Buyer shall be entitled to receive, and Seller shall provide (in such manner and at such times as are appropriate for Buyer to review and approve the same) full and complete information and documentation, as may be reasonably specified by Buyer from time to time, regarding any and all aspects, features or elements of Seller’s activities and performance hereunder, including without limitation: (i) details regarding the Services, (ii) full lists of employees, vendors and third parties Seller proposes to use in performing the Services, (iii) all known costs, fees, accruals, outlays and charges associated with the foregoing, so long as same are approved by the Buyer in advance.

1.3	Changes. Buyer retains full authority, throughout the Term, to make any changes, additions or modifications it chooses to the Services or to any other matters or items subject to its approval, regardless of whether such changes, additions or modifications are suggested first by Seller or by Buyer. Buyer shall promptly and clearly communicate all such changes, additions or modifications to Seller, who shall implement the same as part of the Services. Buyer shall remain fully responsible for all payments, reimbursements and other compensation due to Seller prior to any such changes (and as modified after such changes), so long as all such payments, reimbursements and compensation due are disclosed, reviewed and approved in advance in accordance with the terms and procedures herein.

1.4	Buyer Decisions. During the Term of this Agreement, Seller shall utilize its best efforts in a manner generally consistent with past practices to perform and deliver the Services. Seller shall not have any independent authority to make any of the following decisions, and will refer such matters to Buyer for review, approval and direction: to (i) hire or terminate any employee, vendor, contractor or third party service provider, (ii) incur any non-pre-approved fee, cost, charge, or expense that the Buyer will be asked to compensate or reimburse the Seller for as contemplated herein, (iii) enter into or to modify or terminate any contract or agreement, (iv) settle or compromise any dispute, either with any employee, vendor, contractor or third party service provider of Seller’s, or with any third party.

1.5	Method of Communication and Approval. The Parties agree that the communications required herein may be conducted by telephone, email and other electronic means. Any required Buyer approvals shall be communicated to Buyer from Seller in writing, which may be sent to Buyer in email directed to Buyers’ CEO, CFO, or in house corporate counsel.

2.	TRANSITION SERVICES

2.1	Services. Seller shall provide, or cause its Affiliates to provide, to Buyer, on the terms and conditions set forth herein, the services described in Schedule 1 attached hereto (the “Services”) which Services include, but are not limited to, IT transition, data migration, finance and billing support, customer support continuity, vendor/contract novation support, compliance support, operational process transition, and comprehensive knowledge transfer. The Parties acknowledge and agree that this Agreement does not create a fiduciary relationship, partnership, joint venture, or relationship of trust or agency between the Parties and that all Services are provided by Seller and its employees or agents as an independent contractor.

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2.2	Standard of Services. The Services shall be provided in a timely, professional, and workmanlike manner consistent with Buyer’s approvals, directions and instructions, applicable law, and Seller’s past practices and prevailing industry standards.

2.3	Use of Personnel and Systems. In performing the Services:

2.3.1	Seller shall utilize those of its employees, and such vendors, contractors and third-party services providers, as it is directed to do by Buyer. Seller shall perform the Services, and shall supervise and work with the foregoing employees, vendors, contractors and third-party service providers, in a competent and workmanlike manner in accordance with Buyer’s instructions and applicable industry standards, and shall keep Buyer informed of its activities, ongoing developments, and any known disputes, issues or impediments of which it becomes aware in performance of the Services. In order to facilitate the foregoing, Buyer shall provide Seller with reasonable access to Buyer’s systems, facilities, records, or personnel as necessary for the performance of the Services. Seller may not engage new employees or contractors to perform the Services or handle data without Buyer’s written consent.

2.3.2	During the Term of this Agreement, Seller shall use its best efforts to support Buyer’s successful transition of the Business with respect to the Purchased Assets, and in performing and providing the Services in accordance with the terms hereof. But Seller cannot confirm or guarantee, and does not confirm or guarantee, (i) that those employees approved by Buyer will remain employed (or choose to remain employed) throughout the Term, or (ii) that vendors, contractors or service providers will continue to support provision of the Services, in a manner consistent with their activity prior to the Closing Date, or (iii) that claims, demands or disputes will not arise, or (iv) that other facts or circumstances will not occur which, together with any of the foregoing, will or might interfere with or cause disruption in the provision of the Services. Seller will promptly and fully inform Buyer should any of the foregoing occur, during the Term.

2.4	Retention and Compensation of Employees. In addition to those employees identified in Section 6.05(a) of the Disclosure Schedules to the APA, all of whom Buyer directs Seller to employ and retain during the Term hereof (the “6.05 Employees”), Buyer shall determine (in consultation with Seller, as Buyer deems appropriate), all such additional employees (the “TSA Employees”) as Buyer shall approve for Seller to retain and employ during the Term hereof, and shall direct Seller to retain such employees. Buyer shall be responsible for and shall deposit and pay (pursuant to the payment mechanism set forth below) all compensation, wages, benefits, employment taxes and any other contributions required by Law for the 6.05 Employees and the TSA Employees incurred during the Term hereof (except only for any pre-Closing accrued bonus payment obligation of Seller to redacted employee 1 or redacted employee 2). As set forth in Section 6.05(a) of the Purchase Agreement, Buyer shall also be responsible for, and shall pay in connection with the first payroll hereunder, all compensation, wages, benefits, employment taxes and any other contributions required by Law which have accrued, prior to Closing, for the 6.05 Employees. Buyer shall also be responsible, as set forth in Section 6.05(a) of the Purchase Agreement, for assuming and either rolling over (if permitted by Law) or paying, at the end of the Term hereof, accrued pre-Closing PTO for the Section 6.05 employees, and also for paying at the end of the Term hereof, severance as set forth hereinbelow, for any 6.05 Employee which does not become a Hired Employee at the end of the Term hereof. The Parties affirm that attached as Exhibit I to the Purchase Agreement is a Table setting forth an accurate summary of the various amounts to be paid or (as applicable) assumed by the Parties, respectively, during and at the end of the Term hereof, depending upon the circumstances therein set forth, for each of the 6.05 Employees, the TSA Employees, and the Hired Employees. Buyer reserves the right, based on additional knowledge gained during the Term, to either add or delete to the universe of Hired Employees ultimately actually hired by Buyer at the end of the Term hereof, but as more fully set forth in Section 6.05(a) of the Purchase Agreement and Exhibit I thereto, any such changes, by Buyer, to the list of Hired Employees during or at the end of the Term hereof shall not reduce Buyer’s obligation to assume and pay all pre-Closing accrued compensation liabilities (as set forth in Section 2.03(c) of the Purchase Agreement, for all employees listed on in Section 6.05(a) of the Purchase Agreement and the Disclosure Schedules.

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During the Term of this Agreement, Seller’s employees shall remain as Seller’s employees. In the event an employee chooses to resign or their employment is terminated by Seller other than as a result of direction from Buyer or the Termination of the Term of this Agreement as set forth herein, Seller shall be responsible for any applicable separation payments and any other employee expense, of any nature, after such separation from employment.

2.5	Retention and Compensation of Vendors, Consultants and Third-Party Service Providers. Buyer shall determine (in consultation with Seller, as Buyer deems appropriate), all such vendors, consultants, and third-party service providers (the “TSA Providers”) as Buyer shall approve for Seller to retain and pay during the Term hereof, and shall direct Seller to retain such TSA Providers. As to each TSA Provider, Buyer shall direct Seller as to any specific actions Buyer wishes Seller to take or not take respecting payment obligations that accrue during the Term hereunder (or other compliance with) any existing Contract (if any) between Seller and such TSA Provider, during such time as Buyer is determining whether it wishes to negotiate a direct agreement with such TSA Vendor for future services, or not, and then itself implementing such decision. Throughout such process, Seller shall request from each such TSA Vendor that it provide all support services sought from such vendor, and shall direct to Buyer any issues or disputes arising with any such TSA Vendor during the Term hereof. Buyer shall, in any event, compensate Seller (pursuant to the payment mechanism set forth below) for all fees, charges, reimbursements or other amounts required to be paid to any TSA Vendor during the Term. Any such payments remitted to Seller in accordance with this paragraph shall be remitted promptly to the applicable vendor, consultant, and/or third-party service provider.

2.6	Knowledge Transfer and Assistance. Seller shall cooperate with Buyer and provide comprehensive knowledge transfer, training, and support related to the Services and the Business, including: (a) Detailed documentation of all system configurations, technical specifications, and operational procedures; (b) Training sessions for Buyer’s personnel on all critical systems and processes; (c) Identification of and introduction to key contacts, including vendors, customers, and service providers; (d) Transfer of all relevant protocols, procedures, and historical data; and (e) Regular status meetings to ensure effective knowledge transfer. Seller shall make available, from its employees, contractors and vendors approved by Buyer and employed or retained during the Term hereof, key personnel with relevant expertise to assist with knowledge transfer during the Term of the Agreement.

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2.7	Payments and Receivables Transition. In accordance with and subject to the terms of the Purchase Agreement, until such time as Buyer has completed the transition of the payment of the receivables to Buyer’s own accounts, Seller shall promptly remit by overnight ACH to Buyer any receivables or other payments which Seller is required to remit to Buyer under the Purchase Agreement. In accordance with the provisions of the Purchase Agreement, Seller shall cooperate with Buyer to redirect all appropriate payment channels to Buyer and will notify customers accordingly.

2.8	Transition Governance. In order to implement the information transfer, review, approval and direction-giving mechanism set forth above, the parties shall establish a transition steering committee, under Buyer’s direction, consisting of three key representatives from each party to oversee the implementation of this Agreement. The committee shall meet weekly or otherwise at Buyer’s direction during the first month following the Effective Date and bi-weekly thereafter to review progress, address issues, and make necessary adjustments to the transition plan. Nothing herein shall prohibit the parties from meeting more or less frequently and on an as needed basis, as Buyer directs.

2.9	Vendor Contract Modifications. During the first thirty (30) days of the Term, Buyer shall continue to review any vendor Contracts not assumed pursuant to Section 2.02(a) of the Purchase Agreement. If after subsequent review Buyer undertakes to assume such vendor Contract, Seller shall assist Buyer in later assuming such Contracts. Nothing herein shall be construed to create an obligation of Buyer to assume such vendor Contracts.

3.	TERM AND TERMINATION

3.1	Term: This Agreement shall commence on the Effective Date and continue until the 60th day following the Closing Date, unless earlier terminated by either party in accordance with Section 3.2, or extended by mutual written agreement. If Buyer determines that additional time is needed to complete the transition of any Service, then, upon mutual agreement and such other or additional terms as the parties may mutually approve, Buyer may extend the term for such Service for up to two additional terms of 60-day periods, provided that Buyer acknowledges that any incremental cost incurred by Seller for such period shall be borne by Buyer and Seller shall have the right in its sole discretion not to agree to such extension.

3.2	Termination. This Agreement may be terminated:

a.	By mutual written agreement of the parties;

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b.	By Buyer upon 10 days’ written notice to Seller;

c.	By either party in the event of the other party’s material breach that is not cured within fifteen (15) days following written notice thereof, except that Seller may terminate at any time upon failure of Buyer, that is not cured within five (5) days following written notice thereof, to deposit and pay, in a timely and full manner (pursuant to the payment mechanism agreed by the Parties as set forth hereinbelow) all agreed pre-approved funds required to fully pay all costs, fees and expenses incurred by Seller hereunder.

3.3	Effect of Termination. Upon termination or expiration of this Agreement or any Service: (a) Seller shall cease performance of the terminated Services; (b) Buyer shall pay any remaining amounts due for fees due hereunder, or other costs, expenses, advances or other charges incurred in connection with the Services performed through the termination date, if any; (d) if provided sufficient notice prior to the termination date, and paid fully for all work in performing the same, Seller shall promptly return or destroy, at Buyer’s option, all Buyer data and materials in Seller’s possession. Sections 3, 4, 5, and 6 shall survive termination.

4.	ACCESS; LICENSES; THIRD-PARTY CONSENTS

Access. Seller and Buyer shall each provide the other with reasonable access to all systems, environments, facilities, documentation, and personnel required to receive and transition the Services, and otherwise to communicate, exchange information, perform their respective obligations and receive their respective benefits hereunder.

4.1	Transitional Licenses and Permissions. To the extent either party requires access to the other party’s names, logos, websites, social media sites, intellectual property, including without limitation trademarks, patents, copyrights, software, tools, utilities, trade secrets and know-how, or to any of other of the other party’s physical locations, systems or storage locations, or to the other’s tangible or intangible properties, rights or interests of any kind, or to any data, information or systems (including any data or information of any consumer, employee, customer, or other third party, person or entity), in order to provide or perform the services hereunder, each party hereby grants to the other, during the term of this Agreement and solely for the purposes set forth herein including continuity and transition: (i) permission to access, use, store and process the foregoing, at no cost, and (ii) for Buyer’s benefit only, a non-exclusive, royalty-free, worldwide license to use any of the foregoing.

4.2	Business Associate Agreement. In the event Seller may have access to any Protected Health Information during performance of the Services, the parties shall execute a Business Associate Agreement in the form attached as Exhibit B hereto.

4.3	Third-Party Consents. In accordance with the terms of the Purchase Agreement, during the Term hereof, Seller shall use its best efforts, and shall cooperate with Buyer in supporting Buyer’s efforts, to obtain and maintain, all consents required under Section 2.08 of the Purchase Agreement. Pending consent, the Services shall include Seller providing such Customers and others with ongoing contract performance and support in order to maintain such beneficial relationships while Buyer, with Seller’s support seeks any such required consent.

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4.4	Step-In Rights. At any time during the Term of this Agreement, Buyer may, using its own personnel or providers, or any of Seller’s employees, vendors, consultants or third party service providers approved hereunder, step in and choose to perform the Services hereunder, or any part thereof. In such event, it will provide Seller with revised instructions consistent with such decision by Buyer. Buyer’s right and decision to do so will not diminish or affect, in any way, Buyer’s obligation as set forth herein, to pay, compensate and reimburse Seller (with due provision for Seller’s right to such compensation and reimbursements, such as they may be before and after any such change by Buyer) for any and all of Seller’s fees, costs, expenses, charges or other liabilities hereunder, or to indemnify and hold Seller harmless from any of the same, in accordance with the terms hereof and as set forth herein. .

5.	DATA; PRIVACY; SECURITY

5.1	Data Ownership. All Business Data (including PHI and personal data), configurations, documentation, books, and materials handled in connection with the Services are confidential information of the Buyer and are owned by Buyer or its customers.

5.2	Data Migration. Seller shall:

a.	deliver an initial full data export as soon as practicable, in consultation with Buyer and Buyer’s team, which export the parties mutually anticipate can occur within ten (10) Business Days of the Effective Date;

b.	provide subsequent full data exports on a periodic basis as agreed in consultation with Buyer;

c.	verify completeness and integrity of such data exports with Buyer;

d.	comply in its own activities on behalf of Buyer, and cooperate with Buyer in supporting Buyer’s compliance, with all applicable laws, including Federal and state privacy and security laws, and HIPAA/HITECH..

e.	notify Buyer within twenty-four (24) hours of any security incident, provide updates every twelve (12) hours until containment, deliver a root cause analysis within five (5) Business Days, and remediate at Seller’s cost.

6.	PAYMENT TERMS; INDEMNIFICATION AND HOLD HARMLESS

6.1	Fees and Expenses. All Services hereunder, and all performance by Seller hereunder, shall be at Buyer’s sole cost and expense. In accordance with the payment and reconciliation mechanism set forth below, Buyer shall be solely responsible for, and shall fully pay and reimburse Seller for, and shall hold Seller entirely harmless from, each and every cost, charge, fee or expense incurred by Seller in the performance hereof, including without limitation all employee compensation so long as such compensation and charges are related to the Services rendered and in accordance with the payment terms herein, benefit, tax or other costs or expenses of any type or nature, all vendor, contractor and third-party service provider costs or charges, and any and all other obligations or outlays by Seller, of any type or nature to the extent the same arise and accrue during the Term. For avoidance of doubt, the Parties mutually understand and confirm the certain of the TSA Employees and Potentially Hired Employees may, during the Term hereof, engage in activities which will benefit Buyer through their performance of the Services, and which will also serve to advance Seller’s fulfillment of its commitments under the Purchase Agreement and in preparing for termination of employees and other wind down processes at the end of the Term hereof, and the Parties confirm that such activity is consistent with the foregoing and the licenses and permissions herein.

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6.2	Process. The Parties confirm their mutual agreement that Seller cannot incur (and shall not be required hereunder to incur) employment, vendor, third party or any other costs, charges, fees or expenses (“Charges”) without funds in its possession to ensure full and timely payment thereof. The Parties also confirm that Buyer is entitled to disclosure of, and the right to pre-approve, all Charges, and to manage all Charges throughout the Term.

6.3	Estimates, Pre-Approvals, Deposits, Reconciliations. At the commencement of the Term and thereafter on a regular cadence to be agreed by the Parties which shall be at least weekly but more frequently as mutually agreed, Seller shall provide Buyer with a list of necessary payments and Charges. The parties will mutually discuss such Charges, and Buyer shall have the right to pre-approve (or reject them) them as provided herein. The Parties shall agree upon a process for deposits to be made by Buyer, in advance, to cover all such approved Charges, and for accounting and reconciliations to be provided by Seller to Buyer on a regular basis, as agreed. All payments and deposits by Buyer shall be remitted via ACH or other wire transfer into accounts specified by Seller, as agreed between the Parties. Seller will likewise make prompt payment to such third-parties, vendors and TSA Employees, as agreed upon by the Parties.

6.4	Indemnification. The matters set forth in Article VIII of the Purchase Agreement shall be deemed incorporated into, and made a part of, this Agreement.

7.	CONFIDENTIALITY

7.1	Confidentiality. Each party shall maintain in confidence all confidential or proprietary information of the other party obtained in connection with this Agreement and shall not use or disclose such information except as permitted under the Purchase Agreement, this Agreement, or the Business Associate Agreement. This obligation shall survive for ten (10) years following termination. For clarity, the parties agree not disclose and confidential information contained hereunder, including the identity or protected demographic and compensation information of the TSA Employees and Hired Employees, unless otherwise required by law.

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8.	ADDITIONAL PROVISIONS

8.1	Independent Contractors. Each party is an independent contractor and nothing in this Agreement shall be construed to create a partnership, joint venture, or employer-employee relationship.

8.2	Compliance with Laws. Each party shall comply with all applicable laws and regulations in connection with the performance of this Agreement.

8.3	No Third-Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and their permitted successors and assigns; provided, that notwithstanding the foregoing or any other provision hereof to the contrary, Seller’s Lender is a third-party beneficiary of the provisions hereof and of the Purchase Agreement with respect to such provisions where Seller’s Lender is referenced.

8.4	Assignment. Seller may not assign this Agreement without the prior written consent of Buyer. Buyer may assign this Agreement, without Seller’s consent, to any of its affiliates or to any successor in interest in connection with a merger, acquisition, or sale of all or substantially all of its assets.

8.5	Notices. All notices shall be in writing and delivered in accordance with Section 10.02 of the Purchase Agreement.

8.6	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey, without regard to conflict of law principles.

8.7	Dispute Resolution. Any dispute arising out of or relating to this Agreement shall be resolved in the manner set forth in Section 10.10 of the Purchase Agreement, which is incorporated herein by reference.

8.8	Force Majeure. Neither party shall be liable for any failure or delay in performance due to causes beyond its reasonable control, including acts of God, natural disasters, pandemic, war, terrorism, riots, civil unrest, government action, or labor disputes. The affected party shall promptly notify the other party of the force majeure event and use reasonable efforts to minimize the impact and resume performance.

8.9	Entire Agreement. This Agreement, together with the Purchase Agreement, the BAA, and any other Ancillary Documents, constitutes the entire agreement between the parties with respect to the subject matter hereof.

8.10	Amendment and Waiver. This Agreement may be amended only by a written instrument signed by both parties. No waiver of any provision of this Agreement shall be effective unless in writing and signed by the party waiving its rights.

8.11	Severability. If any provision of this Agreement is held invalid or unenforceable, the remaining provisions shall remain in full force and effect.

8.12	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

SELLER Medsphere Systems Corporation

By:	/s/ Robert Hendricks
Name:	Robert Hendricks
Title:	Chief Executive Officer

BUYER
CareCloud Holdings, Inc

By:	/s/ Norman S. Roth
Name:	Norman S. Roth
Title:	Interim Chief Financial Officer

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Schedule 1: Transition Services to Be Provided

Seller shall provide such transition services as may be reasonably requested by Buyer, free of charge, following the Closing Date to ensure an orderly transition of the Business. These may include, without limitation:

●	Transition and/or access to legacy IT systems and infrastructure
●	Data transition support
●	Process transition support
●	Customer and billing support
●	Financial reporting and records assistance
●	Operational continuity and logistics
●	Knowledge transfer and personnel training
●	Transfer of the CMS/ONC Certifications
●	Transfer of URL and domain ownership
●	Assistance in filing assignments with USPTO
●	Such other related services as contemplated between the Parties in the Purchase Agreement

The scope, duration, and any costs associated with the above or of any third party shall be pre-approved by Buyer mutually in writing.

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Schedule 2: Severance Obligations

Severance Pay (based on Employee Tenure)

●	Less than 5 years – Two Weeks’ Pay
●	5 years or More – Three Weeks’ Pay
●	Executives (redacted employee 1 and redacted employee 2) – Eight Weeks’ Pay

Ongoing Benefits

●	COBRA for health, vision, and dental, as applicable and in accordance with Law
●	Offers by Insurers for life or disability coverage

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